United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention:                                         Jim B. Rosenberg, Division of Corporation Finance
Mail Stop 6010

August 3, 2007

Re:          Prospect Medical Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2006
Form 10-Q for the Quarterly Period Ended December 31, 2006
File Number: 001-32203

Dear Mr. Rosenberg:

On behalf of Prospect Medical Holdings, Inc., (the “Company”) and in response to the oral comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed during my conversation with Ms. Tabatha Akins on July 9, 2007, I submit this letter containing the Company’s supplemental responses to the Staff’s comments, relating to the Company’s correspondence dated June 22, 2007.

Contractual Obligations - Accrued Medical Claims

Supplemental Staff Comments — Please refer to the revised disclosures contained at the third paragraph of page 7 of your correspondence dated June 22, 2007. You expressed the change in estimate related to IBNR as a percent of the reserve balance as of a certain date. We believe that the significance of this amount should be based on net income. Additionally, please confirm that you will discuss the specific reasons for your change in estimate, clarifying which loss years the change in estimate relates to. State that this will be incorporated in your June 30, 2007, and go-forward, filings.

Supplemental Company Responses — We confirm that, in future filings, commencing with our June 30, 2007 Form 10-Q filing, we will add disclosure expressing the change in estimate related to IBNR as a percent of net income. We will also discuss specific reasons for the change in estimate and clarify which loss years the change in estimate relates to.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and (iii) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission, or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mike Heather
Prospect Medical Holdings, Inc.
By Mike Heather, Chief Financial Officer
Phone: 714.796.5965